Exhibit 99.1

News

RiT Technologies to Effect Reverse Share Split
on August 24th

Tel Aviv, Israel – August 3, 2009 – RiT Technologies (NASDAQ: RITT) today announced that its previously announced one-for-eight reverse split of its outstanding Ordinary Shares will become effective on Monday, August 24, 2009. In accordance with NASDAQ procedures for reverse share splits, on that date the Company’s shares will begin trading under the symbol “RITTD” for a period of 20 trading days, after which the symbol will return to “RITT”.

After the reverse split, the number of the Company’s authorized Ordinary Shares will decrease from 39,979,770 to 4,997,471.2 Ordinary Shares; the number of Ordinary Shares outstanding is expected to decrease from 20,835,420 to 2,604,428, reflecting the rounding of fractional shares; and the par value per Ordinary Share will increase from NIS 0.1 to NIS 0.8.

As previously announced, the reverse share split is being executed with the goal of regaining compliance with NASDAQ’s minimum bid price requirement of $1.00 per share by September 21, 2009. In September, RiT expects to review the outcome of the reverse share split with NASDAQ. Should the Ordinary Shares close at or above $1.00 for ten consecutive trading days following the split, RiT would expect to receive notification from NASDAQ that it has regained compliance with the minimum bid price requirement. The Company believes that continued listing on the NASDAQ Capital Market will give it greater access to public capital markets and will afford its shareholders greater liquidity with respect to their shareholdings in the Company.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

RiT Technologies Ltd.

News

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss continued listing on NASDAQ, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:

Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.